

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Marc D. Hamburg
SVP and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

      Re: Berkshire Hathaway Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 1, 2021
           File No. 001-14905

Dear Mr. Hamburg:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance